SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2024 (Report No. 5)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On October 16, 2024, Nano Dimension Ltd. (the “Registrant”) announced that it will convene an Annual General Meeting of Shareholders (the “Meeting”) on Friday, December 6, 2024. On October 28, 2024, the Registrant filed with the Securities and Exchange Commission the amended notice, amended proxy statement and amended proxy card for the Meeting.

Attached hereto as Exhibit 99.1 and incorporated by reference herein is the voting instruction form for the Meeting, which will be sent to holders of the Registrant’s American Depositary Shares by The Bank of New York Mellon.

Exhibit No.
99.1	Voting Instruction Form for the Annual General Meeting of Shareholders to be held on December 6, 2024, at 2:00 p.m., Israel time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: October 29, 2024	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel

2